

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

David R. Hughes
Chief Financial Officer
Trump Entertainment Resorts, Inc.
15 South Pennsylvania Avenue
Atlantic City, NJ 08401

**Re: Trump Entertainment Resorts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 19, 2010
File No. 001-13794**

Dear Mr. Hughes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief